Exhibit 99
	For Release:	August 5, 2020

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter earnings
•Reinstates 2020 annual GAAP earnings guidance, with range of $3.09 - $3.29, in light of improved visibility of industrial customer production levels for the remainder of the year
•Announces 2020 annual adjusted earnings guidance range (Non-GAAP) of $3.25 - $3.45, excluding the Minnesota Power rate case settlement charge, net of tax

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2020 earnings of 39 cents per share on net income of $20.1 million. Last year’s results were 66 cents per share on net income of $34.2 million. Results in the second quarter of 2020 included a 16 cent per share charge for the recent Minnesota Power rate case resolution. Results in the second quarter of 2019 included 2 cents per share of a U.S. Water Services gain on sale adjustment.

“From many aspects, including cultural, operational and financial results, this quarter demonstrates the commitment and resilience of ALLETE’s talented employees,” said ALLETE President and CEO Bethany Owen. “We’re proud of the resourcefulness demonstrated in our ability to provide essential quality of life services while delivering a fair level of financial results even against the challenging backdrop of the COVID-19 pandemic.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $11.1 million, compared to $30.3 million in the second quarter of 2019. Earnings reflect lower net income at Minnesota Power primarily due to the rate case settlement, lower kilowatt-hour sales to commercial and industrial customers due to COVID-19 impacts, lower sales to municipal customers and other power suppliers due to the expiration of related contracts, and timing impacts of fuel adjustment clause recoveries. These decreases were partially offset by lower operating and maintenance expense, higher sales to residential customers and higher equity earnings in the American Transmission Co.

ALLETE Clean Energy recorded second quarter 2020 net income of $4.0 million compared to $1.9 million in 2019. Net income in 2020 reflects additional production tax credits and earnings from the new Glen Ullin and South Peak wind energy facilities, partially offset by higher depreciation expense.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $5.0 million in 2020 compared to net income of $2.0 million in 2019. Net income in 2020 included higher earnings from marketable equity securities held in certain benefit trusts and additional income tax benefit which varies quarter to quarter based on an estimated annual effective tax rate. Net income in 2019 included a gain on the sale of U.S. Water Services adjustment of $1.2 million after-tax.

“Although results for the quarter reflect obvious negative economic impacts of the COVID-19 pandemic, on a year to date comparison, our financial results are similar to those in 2019, excluding the second quarter rate case resolution impact,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “With constructive indications of improving production from Minnesota Power’s industrial customers, ALLETE’s 2020 annual adjusted earnings guidance (Non-GAAP) is expected to be in the range of $3.25 to $3.45 per share, excluding the 16 cent per share charge related to the Minnesota Power rate case resolution, net of tax. This guidance reflects year to date results along with several expectations and assumptions into the end of the year. These primarily include, lower power demands related to taconite and paper customers that remain idled, and lower kilowatt-hour sales to commercial, industrial and municipal customers, both due to the impacts of the COVID-19 pandemic, offset by lower operating and maintenance expense.”

Live Webcast on August 5, 2020; updated 2020 guidance slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), August 5, 2020, at which time management will discuss the second quarter of 2020 financial results and 2020 earnings guidance. Interested parties may listen live by calling 877-303-5852, pass code 9239038, ten minutes prior to the start time, or may listen to the live audio-only webcast and view supporting slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through August 12, 2020 by calling (855) 859-2056, pass code 9239038. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the company's operations, such as the charge for the recent Minnesota Power rate case resolution. Management believes that the presentation of non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented. See page 4 in this release for a reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP).

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Operating Revenue
Contracts with Customers – Utility	$200.8	$249.8	$466.1	$532.0
Contracts with Customers – Non-utility	39.6	37.7	83.1	109.8
Other – Non-utility	2.8	2.9	5.6	5.8
Total Operating Revenue	243.2	290.4	554.8	647.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	69.3	87.9	158.3	197.7
Transmission Services – Utility	16.4	19.2	34.9	37.5
Cost of Sales – Non-utility	16.3	16.5	33.2	47.1
Operating and Maintenance	59.0	66.7	120.0	142.9
Depreciation and Amortization	54.5	50.2	107.9	102.1
Taxes Other than Income Taxes	15.0	13.7	27.6	27.3
Total Operating Expenses	230.5	254.2	481.9	554.6
Operating Income	12.7	36.2	72.9	93.0
Other Income (Expense)
Interest Expense	(15.9)	(16.3)	(31.6)	(32.8)
Equity Earnings	6.4	4.8	11.6	10.4
Gain on Sale of U.S. Water Services	—	0.5	—	20.6
Other	5.2	4.2	6.2	11.6
Total Other Income (Expense)	(4.3)	(6.8)	(13.8)	9.8
Income Before Income Taxes	8.4	29.4	59.1	102.8
Income Tax Expense (Benefit)	(8.5)	(4.8)	(22.3)	(1.9)
Net Income	$16.9	$34.2	$81.4	$104.7
Net Loss Attributable to Non-Controlling Interest	(3.2)	—	(5.0)	—
Net Income Attributable to ALLETE	$20.1	$34.2	$86.4	$104.7
Average Shares of Common Stock
Basic	51.8	51.6	51.8	51.6
Diluted	51.9	51.7	51.8	51.7
Basic Earnings Per Share of Common Stock	$0.39	$0.66	$1.67	$2.03
Diluted Earnings Per Share of Common Stock	$0.39	$0.66	$1.67	$2.02
Dividends Per Share of Common Stock	$0.6175	$0.5875	$1.235	$1.175

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30	Dec. 31,		Jun. 30	Dec. 31,
	2020	2019		2020	2019
Assets			Liabilities and Equity
Cash and Cash Equivalents	$25.7	$69.3	Current Liabilities	$727.7	$507.4
Other Current Assets	197.3	200.2	Long-Term Debt	1,381.0	1,400.9
Property, Plant and Equipment – Net	4,644.5	4,377.0	Deferred Income Taxes	202.3	212.8
Regulatory Assets	424.7	420.5	Regulatory Liabilities	569.6	560.3
Equity Investments	267.1	197.6	Defined Benefit Pension and Other Postretirement Benefit Plans	159.5	172.8
Other Non-Current Assets	201.1	218.2	Other Non-Current Liabilities	288.1	293.0
			Equity	2,432.2	2,335.6
Total Assets	$5,760.4	$5,482.8	Total Liabilities and Equity	$5,760.4	$5,482.8

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2020	2019	2020	2019
Millions
Regulated Operations	$11.1	$30.3	$68.6	$81.8
ALLETE Clean Energy	4.0	1.9	15.7	7.7
U.S. Water Services	—	—	—	(1.1)
Corporate and Other	5.0	2.0	2.1	16.3
Net Income Attributable to ALLETE	$20.1	$34.2	$86.4	$104.7
Diluted Earnings Per Share	$0.39	$0.66	$1.67	$2.02

Statistical Data
Corporate
Common Stock
High	$64.90	$86.52	$84.71	$86.52
Low	$48.22	$78.86	$48.22	$72.50
Close	$54.61	$83.21	$54.61	$83.21
Book Value	$43.67	$42.69	$43.67	$42.69

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	246	232	567	581
Commercial	286	317	638	683
Industrial	1,235	1,773	3,137	3,587
Municipal	131	170	287	373
Total Retail and Municipal	1,898	2,492	4,629	5,224
Other Power Suppliers	706	714	1,528	1,536
Total Regulated Utility Kilowatt-hours Sold	2,604	3,206	6,157	6,760

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$24.7	$26.7	$61.1	$66.4
Commercial	27.7	33.6	63.0	70.1
Industrial	87.7	120.0	205.7	240.6
Municipal	9.0	12.2	19.3	27.6
Total Retail and Municipal Electric Revenue	149.1	192.5	349.1	404.7
Other Power Suppliers	27.4	35.2	65.7	74.6
Other (Includes Water and Gas Revenue)	24.3	22.1	51.3	52.7
Total Regulated Utility Revenue	$200.8	$249.8	$466.1	$532.0

A reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP) is as follows:

2020 Annual GAAP Earnings Guidance Range	$3.09 - $3.29
Rate Case Settlement Charge	$0.23
Less: Income Tax Benefit	$(0.07)
Rate Case Settlement Charge, Net of Income Tax Benefit	$0.16
2020 Annual Adjusted Earnings Guidance Range (Non-GAAP)	$3.25 - $3.45

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.